[Logo] L Z G I n t e r n a t I o n a l , I n c .

July 22, 2010

Via EDGAR

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

LZG International, Inc.

Registration Statement on Form 10, as amended

Filed May 26, 2010

File No. 000-53994

Dear Mr. Spirgel,

LZG International, Inc. (the “Company”) is filing this Amendment No. 3 to the Company’s Form 10 via EDGAR.   This Amendment No. 3 includes the audited financials for the years ended May 31, 2010 and 2009 and the disclosures in the Form 10 have been updated accordingly.

The Company hopes that this Amendment No. 3 satisfies your concerns.   If you have further questions or comments, please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Very truly yours,

LZG International, Inc.

/s/Greg L. Popp

Greg L. Popp, President and CEO

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455 East 400 South Suite #5, Salt Lake City, UT 84111